Exhibit 12.1

Computation of Ratio Earnings to Fixed Charges

For the three months ended March 31, 2013, the years ended December 31, 2012, 2011, 2010, 2009 and 2008

(IN MILLIONS)	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Fixed Charges
Interest expense	$81	$390	$456	$660	$644	$617

Interest capitalized	—	—	—	—	1	2
Appropriate portion of rental expense representative of the interest factor	7	29	32	32	36	36

Total fixed charges	$88	$419	$488	$692	$681	$655

Earnings
Income/(loss) from continuing operations before income taxes and equity in net income/(loss) of affiliates	67	444	129	103	(599)	(183)
Fixed charges per above	88	419	488	692	681	655

Amortization of capitalized interest	—	—	—	—	1	2
Dividends received from affiliates	1	9	11	11	11	11
Income attributable to noncontrolling interests	—	—	2	2	2	—

Interest capitalized	—	—	—	—	(1)	(2)

Total earnings	$156	$872	$630	$808	$95	$483

Ratio of earnings to fixed charges	1.8	2.1	1.3	1.2	(a )	(a )
	$68	$453	$142	$116	($586)	($172)

(a)	Earnings for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges by $586 million and $172 million, respectively.